SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 23, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	July 21, 2007

TAM Issues Clarification to the Public

São Paulo, July 21, 2007 – Still under the impact of the tragedy occurred last Tuesday (17), TAM addresses the public once again to offer clarifications. TAM rigorously complies with all the technical maintenance and operations specifications of its fleet, guaranteeing its absolute commitment to safety, one of its salient commandments ("More important than the customer is safety.")

With respect to published news related to the thruster of the Airbus A320 PR-MBK, which carried out flight JJ 3054, the company informs as follows:

1) TAM President Marco Antonio Bologna and Technical Vice-President Ruy Amparo answered questions on this issue during a press conference held on Wednesday, July 18. Therefore, the information that the right thruster of said aircraft was deactivated -- a procedure carried out in accordance with the Manuals from the manufacturer, Airbus, and approved by the Brazilian National Civil Aviation Agency (ANAC) -- was public since the day following the accident (7/18).

2) Modern airplanes, such as the Airbus A320, include in their certifications a great number of redundancies in their basic systems in order to raise their safety and operational efficiency levels.
http://www.taminforma.com.br/images/5.jpg

3) The manuals of the aircraft's manufacturer (MEL - Minimum Equipment List), approved by French and Brazilian authorities, provide with a high level of specificity the necessary configuration for the aircraft to perform each type of flight safely and absolutely within the expected operational conditions (meteorology and runway).
http://www.taminforma.com.br/images/2.jpg

4) In accordance with the policy of transparency that guides the company's management, TAM makes available on its websites (www.tam.com.br and www.taminforma.com.br) copies of the certified manuals that clearly show the complete legality and safety of a flight performed with a deactivated thruster.
http://www.taminforma.com.br/images/3.jpg

5) Also available on its websites is a copy of the log book that clearly shows, including the signature of the dear Captain Kleyber Lima, the absence of any technical problem that may have affected the operation of the flight on its takeoff from Porto Alegre.
http://www.taminforma.com.br/images/4.jpg

6) It also shows the statement issued by Airbus, the aircraft's manufacturer, attesting to the normalcy of a flight with one or even two deactivated thrusters.
http://www.taminforma.com.br/images/1.jpg

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7) TAM further notes that all landing performance calculations made by the manufacturer and which are used as an operations guide by any airline company for aircraft of the size and technology of the A320 are made depending exclusively on the hydraulic brake system of the plane.

8) The MBK aircraft joined the TAM fleet in 2006, and had 26,320 flight hours. The last line check, or check-A, was performed on June 13, 2007 and the last structural check, or check-C, on November 27, 2006, and was due again in July 2008.

9) The investigations of the accident are under the responsibility of the Aeronautical Command through the National Center for the Investigation of Aeronautical Accidents (CENIPA), which has already sent the "black boxes" (Flight Data Recorder and Cockpit Voice Recorder) to the National Transportation Safety Board (NTSB), in Washington D.C., for the reading of the data corresponding to flight JJ 3054.

At present, in addition to lamenting the tragedy, TAM shares the pain of the families and friends of the victims among passengers and its staff. The company reaffirms its formal commitment with the efforts to reduce the painful consequences of the accident, including a strong effort to continuously follow-up on the communications process from the company to the public.

TAM Linhas Aéreas

São Paulo, July 21, 2007

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Page 1 of 1

TRM Linhas Aéreas MEL A319/A320 — MINIMUM EQUIPMENT LIST — EXHAUST — ATA: 78

	SEQ N°	ITEM	RECTIFICATION INTERVAL	NUMBER INSTALLED	NUMBER REQUIRED FOR DISPATCH	REMARKS AND / OR EXCEPTIONS
	78-30	**THRUST REVERSER**				
R	30-01	Thrust reverser	C	2	0	* (O) (M) One or both may be inoperative provided: 1) The inoperative reverser is deactivated and secured in the stowed position, and no operation or procedure is predicated on thrust reversers use and 2) All stow and deploy switches circuits are operative on the inoperative reverser and 3) No REV PRESSURIZED warning is displayed on ECAM. Effectivity: All aircraft A320-214.
R			C	2	0	* (O) (M) One or both may be inoperative provided: 1) The inoperative reverser is deactivated in the stowed position, and 2) Both LVDT on the inoperative reverser are checked operative and 3) No REV PRESSURIZED warning is displayed on ECAM E/WD after deactivation and 4) No operation or procedure is predicated on affected thrust reverser use. Effectivity: All aircraft ***except*** A320-214.
				2	2	For SBRJ operation it must be operative
	30-02	Reverser inhibition relay switch	C	4	0	One or more may be inoperative provided the assoiated reverser is deativated. Refer to 78-30-01.
R	30-03	Reverser indication	C	2	0	One or both may be inoperative provided the associated reverser is deactivated. Refer to 78-30-01. Effectivity: All aircraft ***except*** A320-214.
				2	2	For SBRJ operation must be operative.
R	30-03	T/R indication		2	2	Effectivity: All aircraft A320-214 only.
R	30-04	Thrust reverser shut off valve	C	2	0	One or both may be inoperative in open position. Effectivity: All aircraft **except** A320-231 and PT-MZM.

MEL DATE: 10/JAN/07 REV: 00 MMEL DATE: 10/JAN/07

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A320233 - FAA	IAE V2527E-A5 engines	SAO PAULO - CONGONHAS CGH - SBSP	35L	23.1.0 12-MAR-97 AE233E02 V10
QNH 1013.25 HPA Air cond. Off Anti-icing Off All reversers inoperative Wet check		Elevation 2631 FT LDA 1880 M Isa temp 10 C rwy slope -0.63 % NEW: STRUCTURAL (A-320) SBSP (CGH)		WET CONF FULL

OAT C	TAILWIND -6 KT	TAILWIND -4 KT	TAILWIND -2 KT	WIND 0 KT	HEADWIND 2 KT	HEADWIND 4 KT	HEADWIND 6 KT	HEADWIND 8 KT	HEADWIND 10 KT	HEADWIND 12 KT
0	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
5	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
10	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
15	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
20	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
25	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
30	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
35	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
40	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
45	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
50	62.5 133 2 *****/ 1880	63.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1683	64.5 135 1 *****/ 1664
55	62.5 133 2 *****/ 1880	62.9 134 2 *****/ 1880	64.5 135 1 *****/ 1843	64.5 135 1 *****/ 1781	64.5 135 1 *****/ 1761	64.5 135 1 *****/ 1741	64.5 135 1 *****/ 1721	64.5 135 1 *****/ 1701	64.5 135 1 *****/ 1653	64.5 135 1 *****/ 1664
	INFLUENCE OF ANTISKID									
PARTIALLY OFF	-1.6 -2 -1.6 -2	-0.9 -1 -0.9 -1	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0
TOTALLY OFF	....	....	....	-25.5 -25 -25.5 -25	-23.9 -24 -23.9 -24	-23.0 -23 -23.0 -23	-22.1 -22 -22.1 -22	-21.2 -21 -21.2 -21	-20.3 -20 -20.3 -20	-19.4 -19 -19.4 -19
	INFLUENCE OF SPOILERS									
[illegible] of SPOILERS INOP	-0.7 -1 -0.7 -1	-0.6 -1 -0.6 -1	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0
[illegible] of SPOILERS INOP	-2.7 -3 -2.7 -3	-2.0 -2 -2.0 -2	-0.8 -1 -0.8 -1	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0	0.0 0 0.0 0
	INFLUENCE OF BRAKING FAILED									
1 BRAKE INOPERATIVE	-7.9 -8 -7.9 -8	-7.5 -8 -7.5 -8	-6.5 -7 -6.5 -7	-5.0 -5 -5.0 -5	-4.5 -5 -4.5 -5	-4.1 -4 -4.1 -4	-3.6 -4 -3.6 -4	-3.1 -3 -3.1 -3	-2.6 -3 -2.6 -3	-2.1 -2 -2.1 -2

VFA Speed correction	
VFA 0.8 KT/1000 KG	1=Max struct weight 2=Landing distance 3=Approach climb 4=Landing climb 5=tire speed 6=braking energy
MLW(1000 KG) VFA(kt) code	LABEL FOR INFLUENCE: NO COMBINATION: DW(1000KG) DVFA(KT)

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Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 49.1% domestic market share and 69.6% international market share at the end of June 2007. TAM operates regular flights to 49 destinations throughout Brazil. It serves 76 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.